UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5 )

Quest Diagnostics Incorporated

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

74834L 10 0

(CUSIP Number)

Donald F. Parman, GlaxoSmithKline
One Franklin Plaza, Philadelphia, Pennsylvania 19102
 Telephone 215-751-7633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on August 25, 1999 (the "Initial Statement"), and subsequent amendments filed electronically with the Commission on May 14, 2001, May 22, 2002, June 29, 2004 and December 15, 2004.

The undersigned hereby further amends and supplements Items 2 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

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CUSIP No.: 74834L 10 0

13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GlaxoSmithKline plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
England and Wales
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 36,504,308
9. Sole Dispositive Power 0
10. Shared Dispositive Power 36,504,308
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,504,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) CO

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Item 1.	Security and Issuer
Item 2.	Identity and Background
(a)
(b)

(c)	Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

(d)

During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

(e)

During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of the Company is set forth in Schedule I.
Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction
Item 5.	Interest in Securities of the Issuer
(a)	Registered Name SmithKline Beecham Corporation	No. of Shares 36,504,308	Percent 18.4%

(b)
(c)

Subsequent to Amendment No. 4, SmithKline Beecham Corporation, a wholly owned subsidiary of the Company (“SKB”), received 18,252,154 shares pursuant to a two-for-one stock split effective June 20, 2005.

(d)
(e)

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 21, 2002, SKB and Lehman Brothers Finance S.A. ("Lehman") entered into five transactions (each, a "Transaction") governed by an ISDA Master Agreement, each of which initially related to 1,000,000 shares of Common Stock of the Issuer (the "Shares"). At the time of extension described below, each Transaction related to 2,000,000 Shares as a result of a stock split on June 20, 2005.  SKB has the right to cash settle the Transactions by paying an amount in cash equal to the value of the Shares it would otherwise be obligated to deliver.

On June 7, 2006, each Transaction was extended. As extended, the Transactions provide for SKB to deliver to Lehman, for settlement on November 11, 2010 ("Transaction 1"), August 10, 2012 ("Transaction 2"), April 12, 2010 ("Transaction 3"), June 10, 2011 ("Transaction 4") and January 12, 2012 ("Transaction 5"), a number of Shares (the "Settlement Shares") to be determined based on the formula described in the Reporting Person's filing on Form 4 dated June 8, 2002, as follows: If the price of the Shares determined near the original settlement date of a Transaction (the "Final Price") is at or below a specified Depreciation Floor ($41.19 per Share for Transaction 1, $40.60 for Transaction 2, $41.30 for Transaction 3, $40.96 for Transaction 4 and $40.73 for Transaction 5), SKB will be obligated to deliver all the Shares underlying that particular Transaction. If the Final Price is above the specified Depreciation Floor and at or below a specified Appreciation Cap as defined in each Transaction ($53.49 per Share for Transaction 1, $60.98 for Transaction 2, $52.08 for Transaction 3, $55.38 for Transaction 4 and $57.68 for Transaction 5), SKB will be obligated to deliver a number of Shares equal to the number of Shares underlying that particular Transaction multiplied by the Depreciation Floor divided by the Final Price. If the Final Price is above the specified Appreciation Cap, SKB will be obligated to deliver a number of Shares equal to the number of Shares underlying that particular Transaction multiplied by (i) 1.0 minus (ii) (a) the Appreciation Cap minus the Depreciation Floor divided by (b) the Final Price.

In any case, Lehman is obligated to pay SKB under each Transaction upon settlement an amount equal to the sum of (i) the product of (A) the Settlement Shares multiplied by (B) the lesser of (x) the Extended Appreciation Cap ($63.88 for Transaction 1, $67.28 for Transaction 2, $62.75 for Transaction 3, $65.02 for Transaction 4, $66.15 for Transaction 5) and (y) the greater of (1) the Extended Depreciation Floor ($49.57) and (2) the price of the Shares determined near the extended settlement date of a Transaction (the "Extended Final Price"), plus (ii) the product of (A) the excess of 2,000,000 over the Settlement Shares multiplied by (B) if (x) the Extended Final Price is less than or equal to the Extended Depreciation Floor, the Extended Depreciation Floor minus the Extended Final Price, (y) the Extended Final Price is greater that the Extended Appreciation Cap, the Extended Appreciation Cap minus the Extended Final Price or (z) if the Extended Final Price is greater than the Extended Depreciation Floor and less than or equal to the Extended Appreciation Cap, zero.

A copy of the Adjustment Letter evidencing the extension of the Transactions is included as an exhibit hereto.

Under the Transactions, SKB has pledged to Lehman 10,000,000 Shares. Absent default or SKB’s consent, Lehman is not entitled to dispose of or vote the pledged Shares. In addition, SKB has the right to substitute other collateral.

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Item 7. Material to Be Filed as Exhibits

Item 7 is amended by adding the following exhibit thereto.

Exhibit number	Description
10	Adjustment Letter between SmithKline Beecham Corporation and Lehman Brothers Finance S.A., dated June 7, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2006

GlaxoSmithKline plc
By:	/s/ Donald F. Parman
Name: Donald F. Parman
Title: Authorized Signatory

Schedule A

Name

Board of Directors	Business Address	Principal Occupation or Employment	Citizenship

Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer	French/USA

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Executive Director Chairman Research and Development	Belgian

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

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Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Sir Ian Prosser	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Ronaldo Schmitz	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

GlaxoSmithKline
Company Secretary

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

GlaxoSmithKline
Corporate Executive Team

Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer	French/USA

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Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Rupert M. Bondy	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British

Ford Calhoun	One Franklin Plaza Philadelphia, PA 19102	Chief Information Officer	USA

John Clarke	One Franklin Plaza Philadelphia, PA 19102	President Consumer Healthcare	New Zealand

Marc Dunoyer	GSK Building 6-15, Sendagaya 4 chome, Shibuya-ku Tokyo 151-8566	President Pharmaceuticals Japan	French

Russell Greig	980 Great West Road Brentford Middlesex, England TW8 9GS	Pharmaceuticals International	British

Daniel J. Phelan	One Frankin Plaza Philadelphia, PA 19201	Senior Vice President Human Resources	USA

David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President Global Manufacturing & Supply	British

Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Executive Director Chairman Research and Development	USA

David M. Stout	One Franklin Plaza Philadelphia, PA 19102	President Pharmaceutical Operations	USA

Christopher Viehbacher	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President US Pharmaceutical	German/Canadian

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Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceuticals Europe	British

Jennie Younger	980 Great West Road Brentford Middlesex, England TW8 9GS	Seniore Vice President Corporate Communication Community Partnerships	British

SmithKline Beecham Corporation

David M. Stout	One Franklin Plaza Philadelphia, PA 19102	Director/Chairman	USA

Christopher Viebacher	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Director/President	German/Canadian

Michael Corrigan	One Franklin Plaza Philadelphia, PA 19102	Director Senior VP, Finance U.S. Pharmaceuticals	USA

S. Mark Werner	One Franklin Plaza Philadelphia, PA 19102	Senior VP, Legal Operations-U.S. and GMS	USA

Donald F. Parman	One Franklin Plaza Philadelphia, PA 19102	Vice President and Secretary	USA

Audrey Klijan	One Franklin Plaza Philadelphia, PA 19102	Treasurer	USA

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